EMI

RECEIVED
SEC MAIL PROCESSING
FEB - 8 2007
WASH. D.C. 186 SECTION

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

31st January, 2007.

<u>Attn: Filing Desk - Stop 1-4</u>

07020946

SUPPL

Dear Sirs,

<u>EMI Group plc - Ref. No: 82-373</u>

Further to our filing of 29th January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 31st January 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc, as at 31st January 2007, is 800,074,347.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
<u>Deputy Secretary</u>

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Enc.

VIA PR NEWSWIRE DISCLOSE

ER 07/21

Regulatory News Service

31st January, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of executive and savings-related share options, EMI Group plc's capital increased to 800,074,347 Ordinary Shares of 14p each as at 31st January 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,074,347.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

END